                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549


                                   FORM 11-K



      X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
     ___ OF 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 1998

                                       OR

         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
     ___ ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ TO ___________


                       Commission File Number:  000-23657




                      ASTROPOWER, INC. 401(K) SAVINGS PLAN
                            (Full Title of the Plan)



Thomas J. Stiner, Vice President       Copy To:
and Chief Financial Officer
AstroPower, Inc.                       Peter Landau, Esq.
Solar Park                             Opton Handler Feiler & Landau
Newark, Delaware 19716-2000            52 Vanderbilt Avenue
                                       New York, N.Y. 10017
(Address, including zip                (212-599-1744)
code of agent for service)



                                 (302) 366-0400
         (Telephone number, including area code, of agent for service)

                      ASTROPOWER, INC. 401(k) SAVINGS PLAN

                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

                                                                              Page
                                                                              ----
Independent Auditors' Report...............................................    1

Statements of Net Assets Available for Plan Benefits
  December 31, 1998........................................................    2

Statements of Net Assets Available for Plan Benefits
  December 31, 1997........................................................    3

Statement of Changes in Net Assets Available for Plan Benefits
  For the Year Ended December 31, 1998.....................................    4

Statement of Changes in Net Assets Available for Plan Benefits
  For the Year Ended December 31, 1997.....................................    5

Notes to Financial Statements..............................................    6-9

Supplemental Schedules

  Schedule 1  Item 27(a)
  . Schedule of Assets Held for Investment Purposes  December 31, 1998.....    10

  Schedule 2  Item 27(d)
  . Schedule of Reportable Transactions  December 31, 1998.................    11

  Signature Page...........................................................    12

  Consent of Independent Accountants.......................................    13

                          Independent Auditors' Report


The Participants of the
AstroPower, Inc. 401(k) Savings Plan:


We have audited the accompanying statements of net assets available for plan benefits of the AstroPower, Inc. 401(k) Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ KPMG LLP

Wilmington, DE
June 21, 1999

                     ASTROPOWER, INC. 401(k) SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1998

                                                                                                Franklin
                                          Mass Mutual        Fidelity           Royce            Mutual          Lindner
                                          Guaranteed          Equity            Total          Qualified         Growth
                                         Interest Fund      Income Fund      Return Fund          Fund            Fund
                                        ----------------  ---------------  ----------------  ---------------  ------------
Investments:
     Investments at contract value      $       456,898             --                --               --              --
     Investments at market value                     --        776,492           384,849          705,309         105,074
     Loans receivable                                --             --                --               --              --
                                        ----------------  ---------------  ----------------  ---------------  -------------
                Total investments               456,898        776,492           384,849          705,309         105,074

Contributions receivable:
     Employer                                    22,754         49,849            23,188           39,367          10,761
     Participants                                 7,520         16,742             6,952           10,943           2,505
                                        ----------------  ---------------  ----------------  ---------------  -------------

Net assets available for
      plan benefits                     $       487,172        843,083           414,989          755,619         118,340
                                        ================  ===============  ================  ===============  =============

                                         T. Rowe Price        AstroPower
                                         International         Company          Participant
                                          Stock Fund         Stock Fund           loans            Totals
                                        --------------   -----------------   --------------   ---------------
Investments:
     Investments at contract value               --                  --               --           456,898
     Investments at market value            219,628              56,653               --         2,248,005
     Loans receivable                            --                  --          113,429           113,429
                                        --------------   -----------------   --------------   ---------------
                Total investments           219,628              56,653          113,429         2,818,332

Contributions receivable:
     Employer                                11,677               4,333               --           161,929
     Participants                             3,345               2,982               --            50,989
                                        --------------   -----------------   --------------   ---------------

Net assets available for
      plan benefits                         234,650              63,968          113,429         3,031,250
                                        ==============   =================   ==============   ===============

See accompanying notes to financial statements.

                     ASTROPOWER, INC. 401(k) SAVINGS PLAN

              Statement of Net Assets Available for Plan Benefits

                               December 31, 1997

                                                                                                       Franklin
                                              Mass Mutual         Fidelity            Royce             Mutual          Lindner
                                               Guaranteed          Equity             Total           Qualified         Growth
                                             Interest Fund       Income Fund       Return Fund          Fund             Fund
                                            ----------------  -----------------  ----------------  ----------------  -------------
Investments:
    Investments at contract                 $     347,555               --               --                 --               --
    Investments at market                              --          546,561          280,669            610,449          186,721
    Loans receivable                                   --               --               --                 --               --
                                            ----------------  -----------------  ----------------  ----------------  -------------
            Total investments                     347,555          546,561          280,669            610,449          186,721

Contributions receivable:
    Employer                                       16,405           30,123           10,926             29,263           12,420
    Participants                                   10,347           14,577            1,771              8,677            1,294
                                            ----------------  -----------------  ----------------  ----------------  -------------

Net assets available for
    plan benefits                           $     374,307          591,261          293,366            648,389          200,435
                                            ================  =================  ================  ================  =============

                                               T. Rowe Price
                                              International      Participant
                                                Stock Fund          loans           Totals
                                            ------------------  -------------  ----------------
Investments:
    Investments at contract                             --               --           347,555
    Investments at market                          200,532               --         1,824,932
    Loans receivable                                    --          122,787           122,787
                                            ------------------  -------------  ----------------
            Total investments                      200,532          122,787         2,295,274

Contributions receivable:
    Employer                                        10,688               --           109,825
    Participants                                     1,909               --            38,575
                                            ------------------  -------------  ----------------

Net assets available for
    plan benefits                                  213,129          122,787         2,443,674
                                            ==================  =============  ================

See accompanying notes to financial statements.

                     ASTROPOWER, INC. 401(k) SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                         Year ended December 31, 1998

                                                                                                     Franklin
                                                 Mass Mutual        Fidelity           Royce          Mutual          Lindner
                                                 Guaranteed          Equity            Total         Qualified        Growth
                                                Interest Fund      Income Fund      Return Fund        Fund            Fund
                                               ----------------  ---------------  ---------------  -------------  --------------
Additions to net assets:
     Investment income                         $       28,444            67,451          14,361          68,885          16,849
     Net appreciation (depreciation)
         of investments                                    --            62,269            (658)        (73,185)        (32,530)
     Participant contributions                         51,474           114,166          50,812          91,090          23,359
     Employer contributions                            22,754            49,849          23,188          39,367          10,761
     Transfers from other benefit plans                 6,933               604              --              --             213
     Participant loan repayments:
         Principal                                         73             3,693           1,531           2,905             307
         Interest                                          15             2,948           2,845           1,938             104
                                               ---------------  ----------------  --------------  --------------  --------------
                Total additions                       109,693           300,980          92,079         131,000          19,063
                                               ---------------  ----------------  --------------  --------------  --------------

Deductions in net assets:
     Withdrawals                                      (20,097)          (99,621)         (2,563)        (12,447)         (2,248)
     Participant loans                                   (200)           (1,810)           (490)         (1,850)           (210)
                                               ---------------  ----------------  --------------  --------------  --------------
                Total deductions                      (20,297)         (101,431)         (3,053)        (14,297)         (2,458)
                                               ---------------  ----------------  --------------  --------------  --------------
                Net increase                           89,396           199,549          89,026         116,703          16,605

Net assets available for plan benefits:
     Beginning of year                                374,307           591,261         293,366         648,389         200,435
     Transfers                                         23,469            52,273          32,597          (9,473)        (98,700)
                                               ---------------  ----------------  --------------  --------------  --------------
     End of year                               $      487,172           843,083         414,989         755,619         118,340
                                               ===============  ================  ==============  ==============  ==============
                                                T. Rowe Price      AstroPower
                                                International       Company        Participant
                                                 Stock Fund        Stock Fund         loans          Totals
                                               --------------   ----------------  -------------   --------------
Additions to net assets:
     Investment income                                8,173                 --             --          204,163
     Net appreciation (depreciation)
         of investments                              22,757              5,732             --          (15,615)
     Participant contributions                       24,638              6,469             --          362,008
     Employer contributions                          11,677              4,333             --          161,929
     Transfers from other benefit plans                  --                624             --            8,374
     Participant loan repayments:
         Principal                                    1,290                 22         (9,821)              --
         Interest                                     3,196                  3             --           11,049
                                               --------------   ----------------  -------------   --------------
                Total additions                      71,731             17,183         (9,821)         731,908
                                               --------------   ----------------  -------------   --------------

Deductions in net assets:
     Withdrawals                                     (2,749)                --         (4,607)        (144,332)
     Participant loans                                 (510)                --          5,070               --
                                               --------------   ----------------  -------------   --------------
                Total deductions                     (3,259)                --            463         (144,332)
                                               --------------   ----------------  -------------   --------------
                Net increase (decrease)              68,472             17,183         (9,358)         587,576

Net assets available for plan benefits:
     Beginning of year                              213,129                 --        122,787        2,443,674
     Transfers                                      (46,951)            46,785             --               --
                                               --------------   ----------------  -------------   --------------
     End of year                                    234,650             63,968        113,429        3,031,250
                                               ==============   ================  =============   ==============


See accompanying notes to financial statements.

                     ASTROPOWER, INC. 401(k) SAVINGS PLAN

        Statement of Changes in Net Assets Available for Plan Benefits

                         Year ended December 31, 1997

                                                                                                             Franklin
                                                   Mass Mutual          Fidelity             Royce            Mutual
                                                    Guaranteed           Equity              Total           Qualified
                                                  Interest Fund        Income Fund        Return Fund          Fund
                                                -----------------  ------------------  ----------------  -----------------
Additions to net assets:
     Investment income                          $       20,232              53,214            21,107             8,447
     Net appreciation (depreciation)
           of investments                                   --              47,721            23,923           101,421
     Employee contributions                             38,821              69,715            25,275            64,435
     Employer contributions                             16,405              30,123            10,926            29,263
     Transfers from other benefit plans                 29,539              37,433                --             9,125
     Participant loan repayments:
          Principal                                         95               1,762               335             2,146
          Interest                                         177               2,926               654             3,720
                                                -----------------  ------------------  ----------------  -----------------
            Total additions                            105,269             242,894            82,220           218,557
                                                -----------------  ------------------  ----------------  -----------------

Deductions in net assets:
     Withdrawals                                       (28,059)            (29,583)          (29,075)          (41,600)
     Participant loans                                    (250)            (14,000)               --            (1,500)
                                                -----------------  ------------------  ----------------  -----------------
            Total deductions                           (28,309)            (43,583)          (29,075)          (43,100)
                                                -----------------  ------------------  ----------------  -----------------
            Net increase                                76,960             199,311            53,145           175,457

Net assets available for plan benefits:
     Beginning of year                                 318,634             365,095           243,933           450,112
     Transfers                                         (21,287)             26,855            (3,712)           22,820
                                                -----------------  ------------------  ----------------  -----------------
     End of year                                $      374,307             591,261           293,366           648,389
                                                =================  ==================  ================  =================

                                                    Lindner        T. Rowe Price
                                                    Growth         International    Participant
                                                     Fund           Stock Fund         loans          Totals
                                                --------------    ---------------  -------------   ------------
Additions to net assets:
     Investment income                               27,068             10,612         10,915          151,595
     Net appreciation (depreciation)
           of investments                           (14,307)            (6,283)            --          152,475
     Employee contributions                          30,889             27,171                         256,306
     Employer contributions                          12,420             10,688             --          109,825
     Transfers from other benefit plans                  --              4,562             --           80,659
     Participant loan repayments:
          Principal                                     454              1,702         (6,494)              --
          Interest                                      699              2,846        (11,022)              --
                                                 ------------       ------------   -------------    -----------
            Total additions                          57,223             51,298         (6,601)         750,860
                                                 ------------       ------------   -------------    -----------

Deductions in net assets:
     Withdrawals                                    (24,357)            (1,149)        (1,237)        (155,060)
     Participant loans                                 (250)                --         16,000               --
                                                 ------------       ------------   -------------    -----------
            Total deductions                        (24,607)            (1,149)        14,763         (155,060)
                                                 ------------       ------------   -------------    -----------
            Net increase                             32,616             50,149          8,162          595,800

Net assets available for plan benefits:
     Beginning of year                              174,511            180,965        114,624        1,847,874
     Transfers                                       (6,692)           (17,985)             1               --
                                                 ------------       ------------   -------------    -----------
     End of year                                    200,435            213,129        122,787        2,443,674
                                                 ============       ============   =============    ===========

See accompanying notes to financial statements.

                       ASTROPOWER, INC. 401(k) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


(1) Summary of Signifcant Accounting Policies

    (a) Basis of Presentation

        The accompanying financial statements have been prepared on the accrual basis of accounting and present the net assets available for plan benefits and changes in those net assets.

    (b) Investments

        Investments are carried at market value based upon the closing sales price reported on recognized securities exchanges on the last business day of the year. Security transactions are accounted for on the trade date for securities purchased and sold. The guaranteed interest fund is valued based on original cost plus accrued interest, which approximates market value.

    (c) Administrative Expenses

        Administrative expenses incurred in the operation of the AstroPower, Inc. 401(k) Savings Plan (the Plan) are paid by AstroPower, Inc. (the Company) and are not reflected in the accompanying financial statements.

    (d) Accounting Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from estimates recorded.


(2) Description of Plan

    The Plan is for the benefit of all employees who have completed one month of consecutive service and have reached 21 years of age. The Plan was adopted on September 1, 1990, and is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA) and Section 401(k) of the Internal Revenue Code. Eligible employees may make a voluntary, tax-deferred contribution of 1% to 15% of their salary to the Plan. The Company is committed to contribute a minimum of 25% of the employees' contributions. For 1998 and 1997, the Company elected to contribute 50%. The Company matches the employee's contribution on December 31 of the respective year. An employee who is terminated before December 31 will not receive the Company match.

    Contributions are invested as directed by the employee among the following seven funds, each with varying degrees of risk:

    Mass Mutual Guaranteed Interest Fund -- The Mass Mutual Guaranteed Interest Fund offers a fixed rate of return on contributions. Both interest and principal are fully guaranteed. The fund is comprised primarily of high-quality, fixed-income investments including public bonds, private placements, commercial mortgage loans and short-term investments. The contract is included in the financial statements at contract value, which represents contributions made under the contract, plus earnings and less withdrawals because it is fully benefit responsive.

                      ASTROPOWER, INC. 401(k) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


    Fidelity Equity Income Fund -- The Fidelity Equity Income Fund seeks reasonable income. It invests at least 65% of assets in income-producing equity securities with the goal of exceeding the total return of the S&P
    500. The fund may invest in junk bonds (up to 20% of assets), foreign securities and foreign currency exchange contracts, and stock index futures and options (up to 15% of assets). The fund may hedge up to 25% of total assets.

    Royce Total Return Fund -- The Royce Total Return Fund seeks reasonable income with potential for capital appreciation. It invests primarily in dividend paying common stocks and securities convertible into common stocks of small and medium-sized companies selected on a value basis.

    Franklin Mutual Qualified Fund -- The objective of the Franklin Mutual Qualified Fund is capital appreciation. The fund may invest up to 50% of assets in securities of companies involved in prospective mergers, consolidations, liquidations and reorganizations. The fund is composed of three parts. First, 60% of the fund is made up of stocks trading at large discounts from asset values. Another portion is deal oriented, i.e., mergers, liquidations, lender offers, spinoffs, sales of assets and exchange offers. A third is bankruptcy situations.

    Lindner Growth Fund -- The Lindner Growth Fund seeks long-term capital appreciation first and income second. The fund invests in common stocks and convertible securities. The fund may also invest in debt security for defensive purposes. It may invest up to 25% of assets in securities of foreign issuers and 10% junk bonds.

    T. Rowe Price International Stock Fund -- The objective of the T. Rowe Price International Stock Fund is long-term growth of capital and income. The fund invests primarily in common stocks of established non-U.S. issuers. The fund may use ADRs, EDRs and ADSs; use spot/forward currency transactions use options on foreign currencies, securities and indices on up to 25% of total assets invest up to 35% of assets in securities other than common stocks.

    AstroPower Company Stock -- The Fund invests entirely in AstroPower stock, which is traded on the NASDAQ National Market. The rate of return results from a movement in the price of the stock.

    During 1998, the Plan allowed participants to purchase AstroPower stock. Because the Plan allows participants to invest before-tax contributions in AstroPower stock, the Plan and the stock offered thereunder were required to register under the Securities Act of 1933. Accordingly, a form S-8 was filed on or about December 15, 1998, with the Securities and Exchange Commission.

    Interest, dividends and other income earned by each of the investment funds are reinvested in the same funds. Such amounts are credited to the participants' accounts based on the terms of the Plan.

    A participant has a nonforfeitable interest in 100% of his contributions at all times, although there are certain restrictions and options on withdrawals. Additionally, a participant is 100% vested in the Company contribution.

    The Plan may be terminated or contributions thereunder may be discontinued at any time if the Company determines that business circumstances make such action necessary or desirable.

    Upon termination, the Fund shall be held for distribution by the custodians who shall distribute to the members then participating in the Fund the full amount standing to their credit on the date of such termination.

                      ASTROPOWER, INC. 401(k) SAVINGS PLAN

                         Notes to Financial Statements

                          December 31, 1998 and 1997


    For additional information regarding Plan provisions, refer to the Plan document.


(3) Withdrawals

    A participant may elect to withdraw all of his tax-deferred contributions and all of the employer matching contributions, if the participant has attained age 59-1/2. A participant who has incurred monetary hardship as interpreted in accordance with the applicable Internal Revenue Service (IRS) regulations may elect to withdraw all of his tax-deferred contributions and Company matching contributions.


(4) Loans to Participants

    A participant may borrow not less than $1,000 at a time, with no more than one loan outstanding at any given time. In addition, the loan amount may not exceed the lesser of $50,000 less the participant's highest outstanding loan balance during the one-year period ending on the day before the date on which any new loan is to be granted or one-half of the amount to which the participant is vested under this Plan on the date the loan is granted. Loans are secured by the participant's vested account balance. Interest is set at the prime rate, as quoted in the Wall Street Journal on the date the loan is granted, plus 1%. The term of the loan shall not exceed five years unless the loan is used to purchase the participant's primary residence, in which case the five-year repayment requirement will not be applicable. Both principal and interest payments on a loan shall be credited to the participant's account.


(5) Distribution of Benefits

    The Plan provides for distribution of the total vested amount in the participant's accounts upon:

       Termination from employment,
       Attainment of age 59-1/2, or
       Permanent disability or death

    A member or beneficiary who is entitled to payment may elect one of the following options:

       A. Lump-sum payment equal to the value of the member's accrued benefit.

       B. Rollover distribution to a retirement account.

       C. For nonterminated employees, substantially equal monthly installments over a period not to exceed the joint and last survivor life expectancy of the member and his beneficiary.

       D. Combination of a lump-sum payment and a rollover distribution to a retirement account.

                      ASTROPOWER, INC. 401(k) SAVINGS PLAN

                         Notes to Financial Statements

                               December 31, 1998



(6) Tax Status

    The IRS issued its latest determination letter on November 18, 1997, which stated that the Plan and its underlying trust qualify under the applicable provisions of the Internal Revenue Code and, therefore, are exempt from federal income tax.

                                                                    Schedule 1

                     ASTROPOWER, INC. 401(k) SAVINGS PLAN

         Item 27(a) - Schedule of Assets Held for Investment Purposes

                               December 31, 1998

                                                                     Market
               Description                            Cost           value
------------------------------------------        ------------    ------------
Mass Mutual Guaranteed Interest Fund              $   456,898         456,898

Fidelity Equity Income Fund                           701,035         776,492

Royce Total Return Fund                               367,985         384,849

Franklin Mutual Qualified Fund                        671,974         705,309

Lindner Growth Fund                                   114,347         105,074

T. Rowe Price International Stock Fund                198,142         219,628

AstroPower Company Stock Fund                          50,937          56,653

Participant loans                                     113,429         113,429
                                                  ------------    ------------
Total                                             $ 2,674,747       2,818,332
                                                  ============    ============

                                                                    Schedule 2
                     ASTROPOWER, INC. 401(k) SAVINGS PLAN

               Item 27(d) - Schedule of Reportable Transactions

                         Year ended December 31, 1998

                                           Purchase    Disposition/    Cost of     Net gain
       Identity of party involved           price       sale price      asset      or (loss)
-------------------------------------    ------------  ------------  -----------  -----------
Purchases:
     Franklin Mutual Qualified Fund      $    128,014          --        128,014          --
                                         ============  ============  ===========  ===========

                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee of the AstroPower, Inc. 401(k) Savings Plan has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.



                                ASTROPOWER, INC. 401(K) SAVINGS PLAN


Date: June 30, 1999             By:           /s/ Thomas J. Stiner
                                    ------------------------------------------
                                                  Thomas J. Stiner
                                    Vice President and Chief Financial Officer
                                         (Principal Financial Officer)
                                         Member, Administrative Committee

                      Consent of Independent Accountants

The Board of Directors of AstroPower, Inc.


We consent to incorporation by reference in the registration statement (No. 333-63021) on Form S-8 of the AstroPower, Inc. 401(k) Savings Plan of our report dated June 21, 1999, relating to the Statements of net assets available for plan benefits of the AstroPower, Inc. 401(k) Savings Plan as of December 31, 1998 and 1997, the related statements of changes in net assets available for plan benefits for the years then ended, and the related schedules of assets held for investment purposes, and reportable transactions, which report is included in the December 31, 1998 Annual Report on Form 11-K of the AstroPower, Inc. 401(k) Savings Plan.

/s/ KPMG LLP

Wilmington, Delaware
June 29, 1999